SITEWIT CORP.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023, AND 2022
(UNAUDITED)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Disclosure Regarding Unaudited Financial Statements

Sitewit Corp
Consolidated Financial Statements as of December 31, 2023

The accompanying Consolidated financial statements of Sitewit Corp as of December 31, 2023 have been prepared by management and have not been audited or reviewed by an independent auditor. Management assumes full responsibility for the preparation and fair presentation of these financial statements in accordance with US Generally Accepted Account Principles (GAAP).

These financial statements are presented in United States dollars and have been prepared on the basis of accounting policies that are consistent with those applied in the previous period unless otherwise disclosed. The financial statements may not necessarily be indicative of the results to be expected for any future periods.

Nature of Compilation
The financial statements have been compiled by management from the books and records of the Company without independent verification. Consequently, the financial statements have not undergone the same level of scrutiny as audited or reviewed financial statements.

No Assurance Provided
These financial statements do not include an auditor's opinion or review report. Accordingly, no assurance is provided by an auditor regarding the accuracy or completeness of the financial statements. Users of these financial statements should exercise caution when relying on the information presented herein.

Management Responsibility
Management is responsible for the preparation and fair presentation of these financial statements in accordance with US GAAP. Management also maintains internal controls that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Going Concern
Management has assessed the Company's ability to continue as a going concern and has determined that, based on current financial projections and available capital resources, the Company is a going concern. Management believes that the Company will be able to meet its obligations and continue its operations for the foreseeable future.

Conclusion
The financial statements are provided for informational purposes only and should be read in conjunction with the accompanying notes. Users of these financial statements are encouraged to seek independent professional advice if necessary.

SITEWIT CORP.
CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEET

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	465,615	$	421,216
Acccounts Receivable, net		32,654		10,537
Rght of Use Asset		-		113,477
Prepaids and Other Current Assets		(91,851)		57,089
Total Current Assets		**406,418**		**602,318**
Non-Current Assets:				
Property and Equipment, net		-		-
Intangible Assets		1,143,968		816,574
Total Assets	$	**1,550,386**	$	**1,418,892**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	1,368,837	$	1,291,656
Credit Cards		86,561		122,799
Deferred Revenue		38,886		20,573
Rght of Use Liablity -Current		-		88,997
Other Current Liabilities		200,033		207,341
Total Current Liabilities		**1,694,317**		**1,731,365**
Non- Current Liabilities:				
Rght of Use Liablity - Non Current		-		24,480
Promissory Notes and Loans		2,181,471		1,546,959
Accrued Interest on Promissory Note		178,725		8,336
Total Liabilities		**4,054,513**		**3,311,140**
STOCKHOLDERS' EQUITY (DEFICIT)				
Common Stock		130		130
Series A-1 Preferred Stock		31		31
Series A-2 Preferred Stock		131		131
Series B-1 Preferred Stock		169		169
Series B-2 Preferred Stock		330		330
Series C-1 Preferred Stock		4,799		-
OCI Adjustments		(4,801)		-
Additional Paid in Capital		21,375,721		19,447,180
Retained Earnings/(Accumulated Deficit)		(23,880,637)		(21,340,219)
Total Stockholders' Equity (Deficit)		**(2,504,127)**		**(1,892,248)**
Total Liabilities and Stockholders' Equity (Deficit)	$	**1,550,386**	$	**1,418,892**

See accompanying notes to financial statements.

SITEWIT CORP.
CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENT OF OPERATIONS

For Fiscal Year Ended December 31,		2022		2022
(USD $ in Dollars)				
Net Revenue	$	7,516,604	$	9,696,664
Cost of Revenue		6,520,514		8,085,852
Gross profit		996,090		1,610,811
Operating expenses				
General and Administrative		2,745,805		3,373,305
Sales and Marketing		127,662		127,703
Total operating expenses		2,873,467		3,501,008
Operating Income/(Loss)		(1,877,377)		(1,890,197)
Interest Expense		250,605		64,473
Other Loss/(Income)		412,436		11,369
Income/(Loss) before provision for income taxes		(2,540,418)		(1,966,038)
Provision/(Benefit) for income taxes				-
Net Loss	$	(2,540,418)	$	(1,966,038)

See accompanying notes to financial statements.

SITEWIT CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2022 and 2021

(in , $US)	Common Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series B-1 Preferred Stock		Series B-2 Preferred Stock		Series B-2 Preferred Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	13,000	130	3,063	31	13,064	131	16,852	169	13,220	132			18,147,073	$ (19,374,181)	$ (1,226,516)
Issuance of Stock									19,746	197			1,248,631		1,248,829
Share-Based Compensation													51,477		51,477
Net loss														(1,966,038)	(1,966,038)
Balance—December 31, 2022	13,000	$ 130	3,063	$ 31	13,064	$ 131	16,852	$ 169	32,966	$ 330			$ 19,447,182	$ (21,340,219)	$ (1,892,248)
Issuance of Stock	-	-	-	-	-	-	-	-	-	-	479,900	4,799	1,928,539		1,928,539
Stock Split	1,287,000	-	303,237	-	1,293,336	-	1,668,348	-	3,263,634	-			-		
Share-Based Compensation															
Net loss														(2,540,418)	(2,540,418)
Balance—December 31, 2023	1,300,000	$ 130	306,300	$ 31	1,306,400	$ 131	1,685,200	$ 169	3,296,600	$ 330	479,900	$4,799	$ 21,375,721	$ (23,880,637)	$ (2,504,127)

SITEWIT CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (2,540,418)	$ (1,966,038)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	-	-
Amortization of Intangibles	311,980	316,382
Share-based Compensation	-	51,477
Changes in operating assets and liabilities:		
Acccounts receivable, net	(17,319)	(9,015)
Prepaids and Other Current Assets	85,096	(30,067)
Accounts Payable	77,181	457,032
Deferred Revenue	18,313	(54)
Credit Cards	(36,238)	(21,180)
Accrued Interest on Promissory Note	170,389	8,336
Other Current Liabilities	22,018	(581,430)
Net cash provided/(used) by operating activities	**(1,908,997)**	**(1,774,556)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(639,374)	(575,966)
Net cash used in investing activities	**(639,374)**	**(575,966)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	1,928,541	1,248,829
Borrowing on Promissory Notes and Loans	664,229	558,945
Repayment of Promissory Notes and Loans		-
Net cash provided/(used) by financing activities	**2,592,770**	**1,807,774**
Change in Cash	44,399	(542,748)
Cash—beginning of year	421,216	963,964
Cash—end of year	**$ 465,615**	**$ 421,216**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 80,216	$ 64,473
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

SiteWit Corp. was incorporated on June 18, 2009, in the state of Florida. On 21 November 2018, the company Kliken GmbH was incorporated in Switzerland, which is a subsidiary fully owned by SiteWit Corp since its establishment. The consolidated financial statements of SiteWit Corp. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tampa, Florida.

Kliken has been recognized as an expert in search and shopping ads across the globe. In 2023, Kliken released its second Kliken Ads product, existing on a first-of-its-kind ad network, giving small business owners access to ad technology that was previously out of reach and beyond their budget. With over twenty-three global e-commerce brands as partners and over 92 million products under management, Kliken is uniquely positioned to provide top-class, market-leading products and services with leading platforms to the global marketplace allowing any and all businesses to become marketing experts with the click of a button. Kliken operates a platform that allows any business (small, medium, or large) to utilize its services to connect to three main advertising platforms (Google, Meta, The Trade Desk) among others and most advertising products they may offer.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $215,615 and $171,216 respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America and the Company's subsidiary, Kliken GmbH, maintains its cash with a major financial institution located in Switzerland. All accounts are creditworthy. US Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are audited using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its platform/software development costs, which will be amortized over the expected period to be benefitted, which may be as long as five years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

SiteWit Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts.

Income Taxes (continued)

that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing the services on its platform, which are recognized over time as the services are continuously provided and performance obligations are satisfied.

Cost of Revenue

Costs of revenue include direct expenses attributable to its revenue-generating platform, such as partner revenue share payments, customer spend and media buying platform fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $127,662 and $127,703, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense. ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

<u>Fair Value of Financial Instruments</u>

We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

<u>Subsequent Events</u>

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 29, 2024, which is the date the financial statements were issued.

<u>Recently Issued and Adopted Accounting Pronouncements</u>

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid expenses	55,831	57,089
Other Current Asset	(83,838)	–
Total Prepaids and Other Current Assets	$ (28,007)	$ 57,089

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued Expenses	172,932	175,506
Sublease Rental Security Deposits Payable	7,000	7,000
Tax Payable	12,243	9,092
Other current liabilities	34,886	15,744
Total Other Current Liabilities	$ 227,061	$ 207,341

4. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consist of:

As of Year Ended December 31,	2023	2022
SiteWit Development (Ads marketing platform)	$ 7,899,383	$ 7,260,009
Intangible assets, at cost	7,899,383	7,260,009
Accumulated amortization	(6,755,415)	(6,443,435)
Intangible assets, Net	$ 1,143,968	$ 816,574

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023, and 2022 were in the amount of $311,980 and $316,382, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization
2023	$ 311,980
2024	311,980
2025	311,980
2026	208,027
Total	$ 1,143,968

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 109,744 shares of Common Stock with a par value of $0.01. On March 21, 2023 Sitewit Corp executed a stock split at 100-for-1. Therefore as of December 31, 2023, there was 1,300,000 shares issued and outstanding. Had the split been executed in 2022, there would have been 1,300,000 shares issued and outstanding.

Series A-1 Preferred Stock

The Company is authorized to issue 3,063 shares with a $0.01 par value. On March 21, 2023 Sitewit Corp executed a stock split at 100-for-1. Therefore as of December 31, 2023, there was 3,063,000 shares issued and outstanding. Had the split been executed in 2022, there would have been 3,063,000 shares issued and outstanding.

Series A-2 Preferred Stock

The Company is authorized to issue 20,454 shares with a $0.01 par value. On March 21, 2023 Sitewit Corp executed a stock split at 100-for-1. Therefore as of December 31, 2023, there was 13,064,000 shares issued and outstanding. Had the split been executed in 2022, there would have been 13,064,000 shares issued and outstanding.

Series B-1 Preferred Stock

The Company is authorized to issue 32,628 shares with a $0.01 par value. On March 21, 2023 Sitewit Corp executed a stock split at 100-for-1. Therefore as of December 31, 2023, there were 16,852,000 shares issued and outstanding. Had the split been executed in 2022, there would have been 16,852,000 shares issued and outstanding.

Series B-2 Preferred Stock

The Company is authorized to issue 32,966 shares with a $0.01 par value. On March 21, 2023 Sitewit Corp executed a stock split at 100-for-1. Therefore as of December 31, 2023, there was 32,966,000 shares issued at outstanding. Had the split been executed in 2022, there would have been 13,220,000 shares issued and outstanding.

Series C-1 Preferred Stock

The Company is authorized to issue 1,500,000 shares with a $0.01 par value. As of December 31, 2023 there was 479,900 shares issued and outstanding. There were none as of December 31, 2022.

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest	Accrued	Current	Non-Current	Total
Loan Agreement - Ricardo Lasa	$ 3,500,000	10.00%	11/15/2020	12/31/2026	$ 189,389	178,725	$ -	$ 2,181,470	$ 2,360,195
Total					$ 189,389	$ 178,725	$ -	$ 2,181,470	$ 2,360,195

The loan agreement with the co-founders and the CEO, Ricardo Lasa, has a credit facility with a maximum borrowing capacity of $3,500,000. As of December 31, 2023, $1,318,530 is left available to the company. During 2023, Sitewit agreed to an increased borrowing limit with Mr. Lasa, utilizing the available funds to pay off pre-existing debts.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ -
2024	-
2025	-
2026	2,181,470
2027	-
Thereafter	-
Total	$ 2,181,470

7.   INCOME TAXES

The Company carries no provision for income tax as it has not generated any taxable income.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

8.   RELATED PARTY

On February 23, 2023 the loan agreement with Ricardo Lasa was amended, extending the total borrowing limit to three million five hundred thousand United States Dollars ($3,500,000). On December 31, 2023, $1,318,530 was available to borrow.

On September 26, 2023, an agreement was entered into with Ricardo Lasa, under which $1,854,999.18 of principal debt was converted into 451,338 units of Series C-1 preferred stock. This transaction related solely to loan borrowings by the Company from the lender.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 29, 2024, which is the date the consolidated financial statements were available to be issued. The following activity was noted;

1. On April 5, 2024, the Company entered into an agreement with Ricardo Lasa to convert $1,000,004.10 of principal debit into 243,310 units of Series C-1 preferred stock. The transaction related solely to loan borrowings by the Company from the lender.

2. On April 29, 2024 the Company completed its Regulation CF funding round, launched on September 21, 2023.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.